SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period _____ to _____ from

Commission File Number 0-2648

HON INDUSTRIES Inc. Profit-Sharing Retirement Plan

HNI Corporation
414 East Third Street
Muscatine, Iowa 52761-0071

Explanatory Note

This Form 11-K/A amends and restates the Annual Report on Form 11-K filed June 25, 2004, to revise the report of the independent registered public accounting firm to only make reference to their audits having been conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). There were no other changes to the previously filed financial statements of the HON INDUSTRIES Inc. Profit-Sharing Retirement Plan as of and for the years ended December 31, 2003 and 2002.

REQUIRED INFORMATION

1. The Financial Statements and Schedules of the HON INDUSTRIES Inc. Profit-Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Auditors

HON INDUSTRIES Inc.
Profit-Sharing Retirement Plan

Financial Statements as of
December 31, 2003 and 2002 and for the
Year Ended December 31, 2003 and
Supplemental Schedule as of
December 31, 2003 and Report of Independent
Registered Pubic Accounting Firm

HON INDUSTRIES INC.
PROFIT-SHARING RETIREMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Northwest Bank Bldg.
101 West Second Street
Davenport, IA 52801-1813
USA

Tel: +1 563 322 4415
Fax: +1 563 445 9600
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Retirement Fund
Committee and Participants of
HON INDUSTRIES Inc. Profit-Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of HON INDUSTRIES Inc. Profit-Sharing Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 23, 2004

HON INDUSTRIES INC.
PROFIT-SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
INVESTMENTS:		
Investments, participant-directed (Note 3)	$ 396,380,418	$ 346,272,495
HON INDUSTRIES Inc. common stock (Notes 3 and 4)	126,177,479	83,157,321
Total investments	522,557,897	429,429,816
RECEIVABLES:		
Employer	20,400,453	19,334,690
Participant		855,332
Other	288,374	824
Due from affiliate plan	947,293	
Total receivables	21,636,120	20,190,846
TOTAL ASSETS	544,194,017	449,620,662
LIABILITIES:		
Excess contributions refundable	5,738	3,674
Accrued fees	26,510	26,270
Total liabilities	32,248	29,944
NET ASSETS AVAILABLE FOR BENEFITS	$ 544,161,769	$ 449,590,718

See notes to financial statements.

HON INDUSTRIES INC.
PROFIT-SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

Contributions:	
Participant	$ 12,740,775
Employer	20,297,951
Rollovers	608,979
Total contributions	33,647,705
Investment income:	
Net appreciation in fair value of investments (Note 3)	78,426,618
Interest and dividends	16,643,409
Net investment income	95,070,027
Transfer from affiliate plans (Note 1)	1,072,971
Deductions:	
Benefits paid to participants	(34,978,332)
Administrative expenses	(92,545)
Transfer to affiliate plan	(148,775)
Total deductions	(35,219,652)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	94,571,051
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	449,590,718
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 544,161,769

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

1. PLAN DESCRIPTION

The following description of the HON INDUSTRIES Inc. Profit-Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan covering substantially all regular, nonbargaining employees who are age 18 or older of HON INDUSTRIES Inc. and its wholly owned subsidiaries/divisions: Maxon Furniture, Inc., The Gunlocke Company, Allsteel Inc., The HON Company, HON International Inc., Holga Inc., HNI Services LLC, HON Mexico Holdings, Inc., HON Technology, Inc. and River Bend Capital Corporation (collectively the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ('ERISA"), as amended.

Effective August 1, 2002, the Plan was amended to allow participants to elect to receive dividends on Company stock in the form of a cash distribution.

Effective January 1, 2003, the Plan was amended to allow participants to diversify the portion of their account balance attributable to Company ownership contributions of Company common stock.

Effective March 1, 2003, the Plan was amended to allow account transfers to/from other employer sponsored plans.

Effective December 15, 2003, the Plan was amended to remove all restrictions on the sale of company stock held in the Plan. In addition, a participant's investment in Company stock is limited to a maximum of 25% of all participant and employer contributions.

Effective December 31, 2003, the Plan was amended to allow the transfer of account balances from the Allsteel Inc. 401(k) Retirement Savings Plan for Employees Covered by UAW Local No. 1561 to the Plan. Participant balances of $947,293 at December 31, 2003 were transferred to the Plan in January 2004.

Contributions – The Plan generally provides for each employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the Plan year and the last quarter of the prior Plan year ("retirement contribution"). Employers may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $9,948,391 during 2003. In addition, employers contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to 2% of a participant's compensation earned, as described above. Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and allocations of Company profit sharing contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – All participants credited with an hour of service on or after January 1, 2001, are immediately vested in their entire account. Participants who were not credited with an hour of service on or after January 1, 2001 are subject to different vesting service requirements.

Investment Options – Participants may direct the investment of their account balances in any or all of eighteen investment options, which includes HON INDUSTRIES Inc. common stock, the Fidelity Interest Income Fund and sixteen mutual funds. The Fidelity Interest Income Fund is a stable value fund which invests in investment contracts offered by major insurance companies and other approved financial institutions and certain types of fixed income securities.

Loans to Participants – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The interest rate is based on prevailing market conditions. The loans are secured by the balance in the participant's account. Participants cannot borrow from their Company contribution account balance.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in installment payments over a period of not less than fifteen years. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation – The Plan's investments are carried at fair value, except for investment contracts (see Note 5) and the Fidelity Interest Income Fund, which are carried at contract value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net assets value of those shares as computed by the respective funds.

The Fidelity Interest Income Fund is a stable value fund. The fund may invest in fixed interest insurance investment contracts, money market fund, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate was 5.47% and 5.86% at December 31, 2003 and 2002, respectively. The average yield for the contract for the year ended December 31, 2003 was 5.39%. The fair value of the fund as determined by Fidelity Management Trust Company ("Fidelity") at December 31, 2003 is $163,206,016.

Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are borne by the Company.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but have not yet been paid were $201,841 and $790,274 at December 31, 2003 and 2002, respectively.

3. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	2003	2002
Fidelity Interest Income Fund* - 2002:		
CDC Financial Products Actively Managed Account (ACT), 5.86%, 38,789,707 shares		$ 38,789,707
Monumental Life Insurance ACT, 5.86%, 38,792,903 shares		38,792,903
Rabobank Nederland ACT, 5.86%, 38,793,817 shares		38,793,816
UBS Ag ACT, 5.86%, 38,793,192 shares		38,793,191
Fidelity Interest Income Fund* - 2003:		
CDC Financial Products Actively Managed Account (ACT), 5.467%, 39,099,013 shares	$39,099,013	
Monumental Life Insurance ACT, 5.465%, 39,100,969 shares	39,100,969	
Rabobank Nederland ACT, 5.464%, 39,101,553 shares	39,101,533	
UBS Ag ACT, 5.465%, 39,101,077 shares	39,101,077	
HON INDUSTRIES Inc. common stock**, 2,912,684 and 2,940,499 shares, respectively	126,177,479	83,157,321
Fidelity Puritan Fund*, 4,206,389 and 4,325,168 shares, respectively	77,692,002	68,294,399
Fidelity Blue Chip Growth Fund*, 1,738,419 and 1,698,049 shares, respectively	68,893,533	54,235,689
Fidelity Investment Grade Bond Fund*, 3,324,786 shares		25,168,627

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

HON INDUSTRIES Inc. common stock**	$44,970,448
Fidelity Puritan Fund*	11,602,115
Fidelity Investment Grade Bond Fund*	(99,160)
Fidelity Blue Chip Growth Fund*	13,495,382
Spartan U.S. Equity Index Fund	2,909,340
Janus Worldwide Fund	2,824,569
Baron Asset Fund	2,042,889
Fidelity Low Priced Stock Fund*	214,272
Fidelity Diversified International Fund*	186,321
Fidelity Freedom Income Fund*	(930)
Fidelity Freedom 2000 Fund*	400
Fidelity Freedom 2010 Fund*	31,785
Fidelity Freedom 2020 Fund*	98,266
Fidelity Freedom 2030 Fund*	34,423
Fidelity Freedom 2040 Fund*	33,106
Davis New York Venture Fund	83,392
	$78,426,618

* Represents a party-in-interest to the Plan.

** Represents a party-in-interest to the Plan and includes nonparticipant-directed investments.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2003	2002
HON INDUSTRIES Inc. common stock*	$126,177,479	$83,157,321
Receivables:		
Employer	5,684,904	5,585,602
Participant		51,320
Net assets - Company Stock Fund	$131,862,383	$88,794,243
Changes in net assets of Company Stock Fund:		
Employer contributions	$ 5,665,694	
Participant contributions	894,601	
Net appreciation in fair value	44,970,448	
Interest	38,352	
Dividends	1,563,242	
Benefits paid to participants	(6,662,513)	
Expenses	(20,354)	
Transfers to participant-directed investments	(3,394,666)	
Transfer from affiliate plan	40,828	
Transfer to affiliate plan	(27,492)	
	$ 43,068,140	

*Represents a party-in-interest to the Plan.

5. GROUP ANNUITY CONTRACTS FOR TERMINATED PARTICIPANTS

A group annuity contract has been purchased to fund deferred retirement benefits of terminated employees. The contract, No. 53440, is held by Principal Financial Group ("Principal") and offers investments in a guaranteed fixed fund which guarantees all deposits against loss and guarantees an annual interest rate. The contract is valued at contract value because the contract is fully benefit responsive. Contract value represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less payments received and contract charges by Principal. The contract value of $5,779,096 and $5,617,843 at December 31, 2003 and 2002, respectively, is included in investments in the statements of net assets available for benefits. The average yield and crediting interest rate was approximately 12.45% for 2003.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated July 15, 2002, that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements. Subsequently, the Plan has been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. RELATED PARTY TRANSACTIONS

At December 31, 2003 and 2002, the Plan held 2,912,684 shares and 2,940,499 shares, respectively, of common stock of HON INDUSTRIES Inc., the sponsoring employer, with a cost basis of $46,221,648 and $41,638,221 at December 31, 2003 and 2002, respectively. During the year ended December 31, 2003, the Plan recorded dividend income of $1,563,242 from the Company common stock.

Certain Plan investments are shares of mutual funds and money market accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

9. SUBSEQUENT EVENTS

Effective January 5, 2004, the Plan was amended to add Paoli, Inc. as a participating employer.

Effective May 5, 2004, HON INDUSTRIES Inc. changed its name to HNI Corporation.

* * * * *

HON INDUSTRIES INC.
PROFIT-SHARING RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2003

Identity of Issuer/ Description of Investment	Cost**	Current Value
FIDELITY INTEREST INCOME FUND* - Fixed rate bank and investment contracts with:		
CDC Financial Products Actively Managed Account (ACT) at 5.467%, CDC Financial Products Wrapper		$ 39,099,013
Monumental Life Insurance ACT at 5.465%, Monumental Life Insurance Wrapper		39,100,969
Rabobank Nederland at 5.464%, Rabobank Nederland Wrapper		39,101,533
UBS Ag ACT at 5.465%, UBS Ag Wrapper		39,101,077
Total Fidelity Interest Income Fund		156,402,592
HON INDUSTRIES Inc. common stock*	$46,221,648	126,177,479
CASH AND CASH EQUIVALENTS		996,671
MUTUAL FUNDS:		
Fidelity Puritan Fund*		77,692,002
Fidelity Investment Grade Bond Fund*		24,657,383
Fidelity Blue Chip Growth Fund*		68,893,533
Spartan U.S. Equity Index Fund		14,554,535
Janus Worldwide Fund		11,773,877
Baron Asset Fund		9,499,852
Fidelity Institutional Money Market Fund*		2,434,098
Fidelity Low Priced Stock Fund*		4,734,478
Fidelity Diversified International Fund*		2,811,303
Davis New York Venture Fund		1,273,477
Fidelity Freedom Income Fund*		231,033
Fidelity Freedom 2000 Fund*		66,145
Fidelity Freedom 2010 Fund*		3,343,045
Fidelity Freedom 2020 Fund*		3,606,464
Fidelity Freedom 2030 Fund*		969,760
Fidelity Freedom 2040 Fund*		787,461
GROUP ANNUITY CONTRACT:		
Principal Financial Group - Contract No. GA 53440		5,779,096
LOANS TO PARTICIPANTS (maturing from 2004 - 2020, with interest rates from 5.0% to 10.5%)*		5,873,613
Total assets held for investment purposes		$ 522,557,897

* Represents a party-in-interest to the Plan.

** Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HON INDUSTRIES Inc. Profit-Sharing Retirement Plan

Date: August 4, 2004

By: ______________________

Jerald K. Dittmer
Vice President and Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HNI Corporation:

We consent to the incorporation by reference in Registration Statement No. 333-31366 of HON INDUSTRIES Inc. on Form S-8 of our report dated June 23, 2004, appearing in this Annual Report on Form 11-K/A of HON INDUSTRIES Inc. Profit Sharing Retirement Plan for the year ended December 31, 2003.

Deloitte + Touche LLP

Davenport, Iowa
July 30, 2004